April 30, 2012

BY EDGAR AND FACSIMILE

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Ameriprise Financial, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 24, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2012
File No. 1-32525

Dear Mr. Decker:

The purpose of this letter is to confirm our understanding, based on my telephone conversation with Staff Accountant Nudrat Salik on April 30, 2012, that the Commission staff has taken no exception to our request for additional time to respond to the comments identified in your letter dated April 24, 2012. This extension will allow us time to review our proposed responses with our management, independent registered public accounting firm and Audit Committee. As discussed with Ms. Salik, our response will be provided on or before Friday, May 25, 2012.

Very truly yours,

AMERIPRISE FINANCIAL, INC.

/s/ David K. Stewart
David K. Stewart
Senior Vice President, Controller
and Principal Accounting Officer

cc:           Walter S. Berman